SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

                                      OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
    EXCHANGE ACT OF 1934

For the transition period from _____ to _____

                         Commission file number 1-5742

         A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           The Rite Aid 401(k) Plan

         B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                             Rite Aid Corporation
                                30 Hunter Lane
                         Camp Hill, Pennsylvania 17011

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THE RITE AID 401(k) PLAN

TABLE OF CONTENTS
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                                                                                  PAGE

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM                             1

FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002
AND FOR THE YEAR ENDED DECEMBER 31, 2003:

   Statements of Net Assets Available for Benefits                                  2

   Statement of Changes in Net Assets Available for Benefits                        3

   Notes to Financial Statements                                                   4-8

SUPPLEMENTAL SCHEDULE AS OF DECEMBER 31, 2003:

   Form 5500, Schedule H, Line 4i - Schedule of Assets (Held at End of Year)        9


All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


Plan Administrator and Participants of
   The Rite Aid 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of The Rite Aid 401(k) Plan (the "Plan") as of December 31, 2003 and 2002, and the related statement of changes in net assets available for benefits for the year ended December 31, 2003. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This schedule is the responsibility of the Plan Administrator. Such supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ Deloitte & Touche LLP
-------------------------

Philadelphia, Pennsylvania
June 17, 2004

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THE RITE AID 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2003 AND 2002
--------------------------------------------------------------------------------
                                                   2003                2002
ASSETS:
  Investments                                 $ 926,069,242        $ 743,917,852

  Contributions receivable:
    Employer                                      3,469,972            4,745,223
    Employee                                      1,170,044            1,084,292
                                              -------------        -------------

         Total contributions receivable           4,640,016            5,829,515
                                              -------------        -------------

NET ASSETS AVAILABLE FOR BENEFITS             $ 930,709,258        $ 749,747,367
                                              =============        =============


See notes to financial statements.


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THE RITE AID 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2003
------------------------------------------------------------------------------

                                                                   2003
ADDITIONS:
  Employee contributions                                     $  62,725,632
  Employer contributions                                        28,257,918
  Rollover contributions                                           932,977
  Net appreciation in fair value of investments                117,881,290
  Investment income                                             21,799,268
                                                             -------------

        Total additions                                        231,597,085

DEDUCTIONS:
  Benefit payments                                              48,650,395
  Loan defaults                                                  1,984,799
                                                             -------------

        Total deductions                                        50,635,194
                                                             -------------

INCREASE IN NET ASSETS AVAILABLE FOR BENEFITS                  180,961,891

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR           749,747,367
                                                             -------------

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR               $ 930,709,258
                                                             =============


See notes to financial statements.

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THE RITE AID 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2003
--------------------------------------------------------------------------------


1.    DESCRIPTION OF THE PLAN

      The following brief description of The Rite Aid 401(k) Plan (the "Plan") is provided for general informational purposes only. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

      GENERAL--The Plan is a defined contribution plan. An individual account is established for each participant and provides benefits that are based on (a) amounts the participant and Rite Aid Corporation (the "Company" or "Plan Sponsor") contributed to a participant's account, (b) investment earnings (losses), and (c) any forfeitures allocated to the account, less any administrative expenses charged to the Plan.

      On December 11, 2002, the Plan Sponsor created the Trustee Search Committee ("TSC"), charged with engaging an institutional trustee for the Plan. Effective April 1, 2003, Northern Trust Company was engaged to serve as Plan trustee with respect to all assets other than the Company stock fund. LaSalle Bank National Association was engaged to serve as the Plan trustee with respect to the Company stock fund. On that date, the TSC was renamed the Employee Benefits Administration Committee and named plan administrator ("Plan Administrator"). The Plan Administrator is responsible for the preparation of the Plan's financial statements.

      PARTICIPATION--Substantially all non-union Plan Sponsor employees become eligible to participate in the Plan after attaining age 21 and completing three months of service. Participants of the Plan are eligible for matching contributions upon attaining age 21 and completing one year of service (a twelve-month period when at least 1,000 hours are credited).

      CONTRIBUTIONS--Participants may contribute a portion of pretax annual compensation up to the maximum dollar limit, as defined in the Plan. Participants age 50 and over may make additional pre-tax contributions, as defined in the Plan. The Plan Sponsor matches 100% of a participant's pretax payroll contributions, up to a maximum of 3% of such participant's pretax annual compensation. Thereafter, the Plan Sponsor will match 50% of the participant's additional pretax payroll contributions, up to a maximum of 2% of such participant's pretax annual compensation. Compensation is limited to eligible compensation as defined by the Plan and limited by the Internal Revenue Service ("IRS"). A participant may also contribute, or rollover, amounts representing distributions from another qualified defined benefit or defined contribution plan.

      Various settlement agreements had been entered into with respect to litigation involving the Company common stock held by the Plan. Under these settlement agreements, certain additional contributions were made to the Plan as restorative payments, which were in addition to the contributions otherwise made to the Plan. In February 2004, restorative payments of $7,040,602 were made to the Plan. The restorative payments were allocated to the accounts of certain participants (as described in the settlement agreements) whose accounts under the Plan included investments in the Company common stock. The restorative payments are fully vested and have been commingled with the eligible individuals' before-tax contributions. There will be no further contributions stemming from these settlement agreements. These restorative payment amounts have not been recorded in the Statement of Net Assets Available for

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      Benefits or the Statement of Changes in Net Assets Available for
      Benefits as of and for the year ended December 31, 2003.

      One of the settlement agreements also requires that the Company maintain the safe-harbor matching formula from 2003 through 2006. In addition, subject to the terms of that settlement agreement, the Company must make a supplemental matching contribution in years 2003 through 2006 if the total dollar amount of the matching contributions for all participants for each and any of those years is less than the total dollar amount of the 2002 matching contribution to the Plan. The Company's matching contribution in 2003 exceeded the 2002 contribution and no such supplemental matching contribution was required for the year ended December 31, 2003. If a supplemental matching contribution is made, it will be allocated to the accounts of then-current Plan participants who received a regular matching contribution in proportion to each participant's regular matching contribution.

      INVESTMENT OPTIONS--The Plan provides a participant the discretion of investing the participant's account balance in up to thirteen funds. The funds vary in degree of risk and investment objective.

      PAYMENT OF BENEFITS--Upon termination of service, a participant may elect to receive benefit distributions in one of several forms, including annuities, installment payments or lump sum payments. In certain cases, spousal consent may be required in order to elect a form of distribution other than a joint and survivor annuity. Benefits are payable upon retirement, termination of employment, or the death or disability of the participant. In certain circumstances, benefits may be paid to a participant prior to their termination of employment.

      LOANS--A participant may elect to borrow against the participant's vested balance at a reasonable rate of interest as determined by the Plan Administrator. A participant may borrow up to 50% of their vested balance, with a maximum loan of $50,000. A participant may only have one loan outstanding at any one time.

      VESTING--Participants are immediately vested in all employee contributions and Plan Sponsor match contributions credited to the participant's accounts plus actual earnings (losses) thereon.

2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      BASIS OF ACCOUNTING--The accompanying financial statements have been prepared on the accrual basis of accounting.

      INVESTMENTS--The Plan's investments are stated at fair value, except the Guaranteed Interest Account, as measured by quoted prices in an active market. Realized gain or loss on investment transactions is determined using the first-in, first-out method; investment transactions are recorded at trade date. Interest income is recorded on the accrual basis. Dividend income is recognized on the ex-dividend date.

      The Plan had 2,914,379 and 3,070,060 shares of Company common stock at December 31, 2003 and 2002, respectively.

      The Guaranteed Interest Account ("GIA") is a group annuity insurance product issued by The Prudential Insurance Company of America. Interest on the GIA is credited daily. Prudential declares the current interest rate on each successive calendar quarter which remains in effect until the end of the calendar year following the year of purchase. The GIA is deemed to be fully benefit responsive, therefore, it is presented at contract value which approximates fair value. The average yield was 3.25% for 2003. As of December 31, 2003 and 2002, the crediting interest rates were 3.00% and 3.75%, respectively.

      ADMINISTRATIVE EXPENSES--Plan fees and expenses related to account maintenance, transaction and investment fund management are allocated to participant accounts. Under the terms of the Plan document, costs relating to Plan administration may be paid by the Plan Sponsor, net of forfeitures. For the year ended December 31, 2003, the Plan Sponsor has paid substantially all administrative expenses.

      USE OF ESTIMATES--The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the reported changes to the Plan's net assets available for benefits during the reporting period. Actual results may differ from those estimates and assumptions.

      The Plan invests in mutual funds, corporate stocks and the GIA. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

3.    INVESTMENTS

      The following presents investments that represent 5% or more of the Plan's assets:

                                                                       December 31,
                                                           --------------------------------
                                                                2003              2002

Prudential Guaranteed Interest Account                     $283,411,554      $ 264,257,779
Prudential Dryden Stock Index Fund                          155,727,656         81,570,235
Prudential Jennison Growth Fund                             129,804,926         93,551,590
Prudential MFS Total Return Fund                             95,720,393         79,151,161
Alliance Growth & Income Fund                                55,056,803         36,370,831
PIMCO Total Return Fund                                      52,429,474         49,964,915
Prudential Strategic Partners International Value Fund       45,512,559         33,869,318





                                      -6-
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      The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value as follows:

                                                                  Year Ended
                                                                 December 31,
                                                                     2003
                                                                -------------
         Investments, at fair value:
            Mutual funds                                         $ 103,634,204
            Common stock                                           14,247,086
                                                                -------------

            Total appreciation                                  $ 117,881,290
                                                                =============


4.    TAX STATUS

      The Plan has received a determination letter dated June 27, 2003, in which the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code ("IRC").
      The Plan has been amended since receiving the determination letter. The
      Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC, including the processes identified for remediation. Therefore, no provision for income taxes has been included in the Plan's financial statements.

5.    PLAN TERMINATION

      Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA and subject to the terms of the settlement agreement whereby the Company must make a supplemental matching contribution in years 2003 through 2006 if the total dollar amount of the matching contribution for all participants for each and any of those years is less than the total dollar amount of the 2002 matching contribution. In the event the Plan terminates, participants would become fully vested in the Plan Sponsor contributions.

6.    PARTY-IN-INTEREST TRANSACTIONS

      Certain Plan investments are shares of mutual funds managed by Prudential, the custodian of the Plan. The transactions related to such investments qualify as party-in-interest transactions. The Plan has also permitted investment in the common stock of the Plan Sponsor and therefore these transactions qualify as party-in-interest transactions.
      The Plan does not consider Plan Sponsor contributions or benefits paid by the Plan to be party-in-interest transactions.

7.    CONTINGENCY

      In late 1999, the Plan Sponsor's Board of Directors hired a new executive management team to address and resolve various business, operational and financial challenges confronting the Plan Sponsor. New management reviewed the administration of the Plan for purposes of determining compliance with provisions of the Plan and regulatory requirements. The Plan Administrator identified certain processes not in compliance with the provisions of the Plan or regulatory requirements, the more significant of which was as follows:

          a) The Plan was not being operated in accordance with the Plan document relating to the disbursement of minimum account balances. The Plan calls for lump-sum disbursements of a



                                      -7-
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               participant's account following a termination or retirement if that participant's account is not more than $5,000. The
               estimate of the minimum account balances subject to
               disbursement in accordance with the Plan document at December
               31, 2003 is $6,233,620. This defect was included within the
               April 2001 Voluntary Correction of Operational Failures ("April
               2001 VCO") filing with the IRS and its correction is subject to the receipt of a compliance statement from the IRS for the
               April 2001 VCO filing as described below.

      In April 2001, the Plan Administrator filed the April 2001 VCO with the
      IRS, requesting a compliance statement and approval of the correction method for operational failures identified. The Plan Administrator received a compliance statement from the IRS regarding the April 2001
      VCO filing on July 18, 2003. The Plan Administrator is completing corrections in accordance with the July 18, 2003 compliance statement.
      The Plan Administrator intends to complete the correction process during 2004.

      In September 2003, the Plan Administrator filed another Voluntary
      Correction of Operational Failures program (the "September 2003 VCO") with the IRS, requesting a compliance statement and approval of the correction method for additional operational failures identified. The
      Plan Administrator is in discussions with the IRS regarding the issues identified in the September 2003 VCO. The Plan Administrator believes that the proposed correction methods are acceptable under IRS guidelines.

      The Plan Administrator believes that the processes identified for remediation would not cause the Plan to be disqualified by the IRS.
      Penalties, taxes and remedial payments, if any, due to non-compliance will be paid by the Plan Sponsor.

                                    ******



                                      -8-

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THE RITE AID 401(k) PLAN

FORM 5500, SCHEDULE H, Line 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2003
-------------------------------------------------------------------------------------------------------
+

                                                                                         Current
Identity of Issue                   Description of Investment                             Value

 *Rite Aid Corporation              Company Stock Fund                                $ 17,602,847
 *Prudential                        Guaranteed Interest Account                        283,411,554
 *Prudential                        Dryden Stock Index Fund                            155,727,656
 *Prudential                        Jennison Growth Fund                               129,804,926
 *Prudential                        MFS Total Return Fund                               95,720,393
 *Prudential                        Strategic Partners International Value Fund         45,512,559
 *Prudential                        MFS Mid-Cap Growth Fund                             13,666,222
  AIM                               Small-Cap Growth Fund                                1,703,515
  Alliance                          Growth & Income Fund                                55,056,803
  Franklin Templeton                Balance Sheet Fund                                  37,346,692
  Lord Abbett                       Mid-Cap Value Fund                                   1,318,230
  Pimco                             Total Return Fund                                   52,429,474
  Sempra Energy                     Sempra Energy Stock                                 15,538,184
* Participant notes                 Loan Fund**                                         21,230,187
                                                                                     -------------

                                    TOTAL                                            $ 926,069,242
                                                                                     =============

*Party-in-interest

**The loans range in interest rates from 5.00% to 12.13% and expire through 2022.


                                  SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                          THE RITE AID 401(k) PLAN



                          By: /s/ Theresa G. Nichols
                              --------------------------------------------------
                              Theresa G. Nichols, not in her individual
                              capacity, but solely as an authorized signatory for the Employee Benefits Administration Committee

Date:  June 28, 2004





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                                 EXHIBIT INDEX

Exhibit
Number             Description
------             -----------
23                 Consent of Deloitte & Touche LLP